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                               May 26, 2021

       Brent de Jong
       Chief Executive Officer
       Agrico Acquisition Corp.
       Boundary Hall, Cricket Square
       Grand Cayman, KY1-1102, Cayman Islands

                                                        Re: Agrico Acquisition
Corp.
                                                            Amended
Registration Statement on Form S-1
                                                            Filed May 17, 2021
                                                            File No. 333-255426

       Dear Mr. de Jong:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amended Registration Statement on Form S-1

       Risk Factors
       Our warrant agreement and rights agreement will designate the courts of the State of New
       York...., page 51

   1. The first paragraph of this risk factor states that that the exclsuive forum provision in the warrant agreement will
apply to Securities Act claims, the second paragraph of this risk factor states that the
exclusive forum provision in the warrant agreement will not apply to
                                                        Exchange Act or
Securities Act claims, and the provision in the warrant agreement itself is silent as to this
matter. Please revise the disclosure for consistency and accuracy. If the provision applies to
Exchange Act claims, please state that this is the case. If the provision does not
apply to Exchange Act or Securities Act claims, please revise the exhibit to state that
this is the case, or tell us how you will make future investors aware of
 Brent de Jong
Agrico Acquisition Corp.
May 26, 2021
Page 2
      the provision   s limited applicability (for example, the disclosure will
be included in future
      Exchange Act reports).
Financial Statements, page F-1

2. Please update your financial statements to include the interim period ended March 31,
      2021. Refer to Rule 8-08 of Regulation S-X.
Exhibit 5.1

3. The opinion covers Class A Ordinary Shares issuable upon exercise of the Warrants included in the Units, however it does not appear that the registration statement covers such Class A Ordinary Shares. Please advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Keira Nakada at (202) 551-3659 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                            Sincerely,
FirstName LastNameBrent de Jong
                                                            Division of
Corporation Finance
Comapany NameAgrico Acquisition Corp.
                                                            Office of Trade &
Services
May 26, 2021 Page 2
cc:       Tahra Wright
FirstName LastName